UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 27, 2026

AXALTA COATING SYSTEMS LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-36733	98-1073028
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Constitution Avenue, Philadelphia, PA 19112

(Address of principal executive offices) (Zip Code)

(855) 547-1461

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, $1.00 par value	AXTA	New York Stock Exchange
(Title of class)	(Trading symbol)	(Exchange on which registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 1 to Merger Agreement

As previously disclosed, on November 18, 2025, Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta” or the “Company”), entered into a Merger Agreement (the “Original Merger Agreement”) with Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel” and, after giving effect to the Merger, “MergeCo”), pursuant to which, among other things, AkzoNobel will incorporate an exempted company under the laws of Bermuda as a wholly owned subsidiary (“AkzoNobel Sub”), which will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company of the Merger (the “Surviving Company”).

On May 27, 2026, the Company entered into Amendment No. 1 to the Merger Agreement (the “Amendment”, and the Original Merger Agreement, as amended by the Amendment, the “Merger Agreement”) with AkzoNobel, which amends the Original Merger Agreement to, among other things, (i) provide for the incorporation of a second wholly owned subsidiary of AkzoNobel organized as an exempted company under the laws of Bermuda (“AkzoNobel Sub 2”), which will be the direct parent of AkzoNobel Sub (together with AkzoNobel Sub 2, the “Merger Subs”), (ii) provide for a second merger (the “Second Merger”) pursuant to which, immediately following the Merger and certain related contributions, the Surviving Company will be merged with and into AkzoNobel Sub 2, with AkzoNobel Sub 2 continuing as the surviving company of the Second Merger (the “Second Surviving Company”) and as a direct wholly owned subsidiary of AkzoNobel and (iii) provide that any of the independent directors to be jointly nominated by Axalta and AkzoNobel will, to the extent designated by Axalta and AkzoNobel after the date of the first publication of AkzoNobel’s or Axalta’s EGM materials, either (a) be appointed as a temporary replacement director effective as of closing until his or her appointment as a director at a general meeting of MergeCo’s shareholders following closing to serve as a director until the first annual general meeting of MergeCo’s shareholders held after the third anniversary of closing or (b) be nominated for appointment as members of the MergeCo Board in any subsequent general meeting of AkzoNobel prior to the Effective Time. The provisions described in clauses (i) and (ii) above are being implemented to optimize tax integration of Axalta and AkzoNobel, but they do not change the tax consequences of the transaction for Axalta shareholders.

Except to the extent expressly modified by the Amendment, the provisions of the Original Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 18, 2025, remain unmodified and in full force and effect. The foregoing description of the Amendment is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amendment, which is attached as Exhibit 2.1 to this report and incorporated by reference herein. The Amendment and the above description have been included to provide investors and security holders with information regarding the terms of the Amendment. They are not intended to provide any other factual information about the Company, AkzoNobel or their respective subsidiaries or affiliates or equityholders.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Amendment No. 1 to Merger Agreement, by and among Akzo Nobel N.V. and Axalta Coating Systems Ltd., dated May 27, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. After the registration statement is declared effective by the SEC, Axalta intends to mail a definitive proxy statement/prospectus and other relevant documents to its shareholders entitled to vote at the meetings relating to the approval of the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on May 27, 2026, and will be set forth in the definitive proxy statement/prospectus relating to the transaction and other relevant materials to be filed by Axalta with the SEC (if and when available). Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXALTA COATING SYSTEMS LTD.

Date: May 28, 2026	By:	/s/ Alex Tablin-Wolf
Alex Tablin-Wolf
Senior Vice President, General Counsel & Corporate Secretary

Exhibit 2.1

Execution Version

AMENDMENT NO. 1

TO

MERGER AGREEMENT

This AMENDMENT NO. 1 TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of 27 May 2026, by and between Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel”), and Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta”). Each of AkzoNobel and Axalta are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of 18 November 2025 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”) (capitalized words used but not defined herein have the respective meanings given to them in the Merger Agreement);

WHEREAS, pursuant to clause 20.8 of the Merger Agreement, the Merger Agreement may be amended only if such amendment is in writing and signed by each Party; and

WHEREAS, AkzoNobel and Axalta wish to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Amendments to clauses of the Merger Agreement.

(a) The title of clause 2 and clause 2.1 of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“2 THE MERGERS

2.1 Incorporation AkzoNobel Sub and AkzoNobel Sub 2

As soon as reasonably practicable after the date of this Agreement, and in any event prior to the first public filing of the Form F-4 in accordance with clause 4.15, AkzoNobel shall incorporate AkzoNobel Sub 2 and shall procure that AkzoNobel Sub 2 incorporates AkzoNobel Sub, each as exempted companies under the laws of Bermuda (AkzoNobel Sub and AkzoNobel Sub 2 together, the “Merger Subs” and each a “Merger Sub”). Promptly following the incorporation of the Merger Subs:

(a) AkzoNobel shall cause AkzoNobel Sub 2 to (1) file IRS Form 8832 with the United States Internal Revenue Service, on which form AkzoNobel Sub 2 shall elect to be disregarded as a separate entity for U.S. federal income tax purposes and (2) take all necessary actions to become a tax resident of the Netherlands;

(b) AkzoNobel shall deliver to Axalta complete and correct copies of the organizational or governing documents of each Merger Sub;

(c) The board of directors of each Merger Sub shall approve this Agreement and determine that the transactions contemplated by this Agreement, including the respective Mergers, are in the best interest of the respective Merger Sub and its shareholder, as applicable, and the shareholder of the respective Merger Sub, as applicable, shall approve this Agreement and the respective Merger, in each case, in accordance with Applicable Laws and subject to the terms and conditions set out in this Agreement; and

(d) AkzoNobel shall cause each Merger Sub to execute and deliver to Axalta a joinder to this Agreement, in the form attached hereto as Schedule 13 (Merger Subs Joinder Agreement) (each, a “Joinder Agreement”). Upon the execution and delivery of the Joinder Agreements, (i) such Joinder Agreements shall be deemed to be part of this Agreement and (ii) each of the Merger Subs and AkzoNobel shall together be deemed to be a “Party” to this Agreement. The representations, warranties, covenants and agreements of, or with respect to, each of the Merger Subs herein and in each of the Joinder Agreements shall take effect as of and after the execution and delivery of the applicable Joinder Agreement.

(b) The following header is hereby added prior to clause 2.1.2 of the Merger Agreement and clause 2.1.2 of the Merger Agreement is hereby renumbered to clause 2.2.1, whereby any references in the Merger Agreement to clause 2.1.2 shall be read and construed as a reference to clause 2.2.1.

“2.2 The Merger”

(c) Clauses 2.2 through 2.5 of the Merger Agreement are hereby renumbered as clauses 2.3 through 2.6 respectively. Consequently, each reference in the Merger Agreement to clause 2.2, clause 2.3, clause 2.4 or clause 2.5 shall be read and construed as a reference to clause 2.3, clause 2.4, clause 2.5 or clause 2.6 respectively.

(d) The following is hereby added as a new clause 2.7 of the Merger Agreement:

“2.7 Contribution

Immediately following the Contribution and prior to the Second Merger, AkzoNobel shall contribute a number of ordinary shares of the Surviving Corporation owned by it to AkzoNobel Sub 2 in exchange for no consideration (the “AkzoNobel Sub 2 Contribution” and, together with the Contribution, the “Contributions”).”

(e) The following is hereby added as a new clause 2.8 of the Merger Agreement:

“2.8 The Second Merger

2.8.1 On the terms and subject to the conditions set out in this Agreement, as promptly as practicable following the AkzoNobel Sub 2 Contribution and on the same day as the AkzoNobel Sub 2 Contribution, AkzoNobel shall, and shall procure that AkzoNobel Sub 2 and the Surviving Corporation shall, implement the Second Merger by merging the Surviving Corporation with and into AkzoNobel Sub 2, with AkzoNobel Sub 2 as the surviving company (hereinafter referred to as AkzoNobel Sub 2 or the “Second Surviving Corporation”), in accordance with the terms set out in Schedule 4 (Mergers), pursuant to which at the Second Effective Time, each ordinary share of the Surviving Corporation outstanding and issued immediately prior to the Second Effective Time shall be automatically cancelled and cease to exist, and no consideration shall be due or delivered in exchange therefor in accordance with the terms set out in Schedule 4 (Mergers).

2.8.2 The Second Merger shall become effective upon the issuance of the Second Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Second Certificate of Merger (such date and time, the “Second Effective Time”).”

(f) Clauses 3.1.1(c) and 20.11.1 of the Merger Agreement are hereby amended to replace each instance of “AkzoNobel Sub” with “each Merger Sub”.

(g) Clause 7.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“7.2.1 Subject to Applicable Law and clause 7.2.5, AkzoNobel shall cause, effective as of the Amendment Time:

(a) MergeCo to have a one-tier board of directors consisting of eleven (11) members, including two (2) executive directors and nine (9) non-executive directors;

(b) the MergeCo Axalta Board Nominees to be appointed as members of the MergeCo Board;

(c) the MergeCo AkzoNobel Board Nominees to be appointed as members of the MergeCo Board; and

(d) three (3) individuals to be nominated by AkzoNobel and Axalta, acting jointly, to be appointed as non-executive directors of the MergeCo Board, who shall be independent (as determined in accordance with the standards of the NYSE and the Dutch Corporate Governance Code) from the Parties (the “MergeCo Joint Board Nominees”).

7.2.2 The MergeCo Axalta Board Nominees shall be designated by Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between AkzoNobel and Axalta regarding appropriate candidates for appointment to the MergeCo Board, and Axalta shall consider in good faith input reasonably provided by AkzoNobel, taking into account Applicable Law.

7.2.3 The MergeCo AkzoNobel Board Nominees shall be designated by AkzoNobel in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between Axalta and AkzoNobel regarding appropriate candidates for appointment to the MergeCo Board, and AkzoNobel shall consider in good faith input reasonably provided by Axalta, taking into account Applicable Law.

7.2.4 Subject to clause 7.2.5, the MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board.

7.2.5 Notwithstanding anything to the contrary in clauses 7.2.1 and 7.2.4, AkzoNobel and Axalta may mutually agree in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials that one or more MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta after the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials but before the Effective Time following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board. To the extent that one or more MergeCo Joint Board Nominees are jointly designated after the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials pursuant to this clause 7.2.5, AkzoNobel shall, following mutual agreement between AkzoNobel and Axalta, acting in good faith, cause such MergeCo Joint Board Nominees to be appointed either (i) as temporary replacements of non-executive directors of the MergeCo Board pursuant to the directors’ inability to act and vacancies (belet en ontstentenis) arrangements in the MergeCo Articles of Association, effective as of immediately after the Amendment Time and until their appointment as non-executive directors of the MergeCo Board by the general meeting of MergeCo following the Amendment Time has become effective, or (ii) as members of the MergeCo Board in any subsequent general meeting of AkzoNobel to be held prior to the Effective Time.

7.2.6 In designating the MergeCo Board Nominees, the Parties shall take the following into account:

(a) all MergeCo Board Nominees shall be suitable for appointment under Applicable Law (including under any binding limitations under overboarding rules under Applicable Law) and mandatory NYSE standards and the total composition of the MergeCo Board (including any temporary replacements of non-executive directors of the MergeCo Board to be appointed pursuant to clause 7.2.5) shall meet the independence standards under the NYSE independence rules and the Dutch Corporate Governance Code; and

(b) in selecting the MergeCo Board Nominees, the Parties shall comply with the binding limitations under gender balance requirements under Applicable Law and, if required for that purpose, in good faith discuss any alternatives to any MergeCo Board Nominee, as applicable.

7.2.7 AkzoNobel shall procure that any members of the AkzoNobel Board of Management and AkzoNobel Supervisory Board who will not continue as MergeCo Board members as of the Amendment Time shall irrevocably resign from their positions as members of the AkzoNobel Board of Management or AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its Subsidiaries (where relevant), in each case with effect from the Amendment Time and each such member will confirm prior to the Amendment Time that, at the Amendment Time, he or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the Merger.

7.2.8 AkzoNobel shall not take any actions that would result in the appointment of any persons as members of the MergeCo Board (or, if applicable, as temporary replacements of non-executive directors of the MergeCo Board pursuant to clause 7.2.5), other than the MergeCo Board Nominees.

7.2.9 Axalta shall procure that any member of the Axalta Board that will resign as a member of the Axalta Board as a consequence of the Merger, and not become a member of the MergeCo Board, will confirm prior to the Effective Time that, at the Effective Time, he or she has no claim whatsoever against Axalta in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to Axalta or (ii) severance or retention agreements entered into in respect of the Merger.”

(h) Clauses 18.2.1, 18.2.2, 18.2.3 and 18.2.4 are hereby amended and restated in their entirety to read as follows:

“18.2 U.S. Tax Matters

18.2.1 For U.S. federal income Tax purposes, it is the intent of the Parties that (i) the Mergers and the Contributions, taken together, are treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code, (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and (iii) no owner of a direct or indirect interest in Axalta (other than an owner that owns five percent (5%) or more (applying the attribution rules of Section 318 of the Code, as modified by Section 958(b) of the Code) of either the total voting power or the total value of the stock of AkzoNobel for purposes of Treasury Regulations Section 1.367(a)-3(b)(1) following the Mergers and the Contributions that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)) should recognize gain under Section 367(a) of the Code in connection with the Mergers and the Contributions (clauses (i), (ii) and (iii), together, the “Intended Tax Treatment”).

18.2.2 Prior to the Effective Time, none of Axalta, AkzoNobel or any of their respective Subsidiaries shall take or cause to be taken any action that would reasonably be expected to prevent the Mergers and the Contributions from qualifying for the Intended Tax Treatment. Except as otherwise required by Applicable Law, the Parties shall, and shall cause their Affiliates to, treat, for U.S. federal income tax purposes, the Mergers and the Contributions consistently with the Intended Tax Treatment. No Party shall, or shall permit its Affiliates to, take any position for U.S. federal income Tax purposes inconsistent therewith, except to the extent otherwise required by a “determination” under Section 1313 of the Code or other Applicable Law. Notwithstanding any provision in this Agreement to the contrary, none of Axalta, AkzoNobel, any of their respective Subsidiaries or the Surviving Corporation shall have any liability or obligation to any holder of Axalta Ordinary Shares or AkzoNobel Ordinary Shares should the Mergers or the Contributions fail to qualify for the Intended Tax Treatment.

18.2.3 Each of AkzoNobel and Axalta shall notify the other in writing as soon as practicable if, before the Effective Time, such Party knows or has reason to believe that the Mergers and the Contributions may not qualify for the Intended Tax Treatment.

18.2.4 Each of AkzoNobel and Axalta shall use its reasonable best efforts to cause its officers to execute and deliver to Cravath, Swaine & Moore LLP or Davis Polk & Wardwell LLP, as applicable, customary tax representation letters with respect to the Intended Tax Treatment, in form and substance reasonably satisfactory to such advisor at such time or times as such advisor shall reasonably request, including (A) on the date the Form F-4 shall have been declared effective by the SEC, (B) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Form F-4, (C) at the Effective Time and (D) on such other dates as determined reasonably necessary or appropriate by such advisor.”

2. Amendments to Schedule 1 to the Merger Agreement.

(a) The following definitions are hereby added to Schedule 1 to the Merger Agreement and the definition of “Merger Intended Tax Treatment” is hereby removed from Schedule 1 to the Merger Agreement:

(i) “AkzoNobel Sub 2” means a direct wholly owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda.

(ii) “AkzoNobel Sub 2 Contribution” has the meaning given to it in clause 2.7.

(iii) “Contributions” has the meaning given to it in clause 2.7.

(iv) “Mergers” means the Merger and the Second Merger.

(v) “Merger Subs” means AkzoNobel Sub and AkzoNobel Sub 2 jointly .

(vi) “Second Bermuda Statutory Merger Agreement” has the meaning given to it in clause 5.2(a) of Schedule 4.

(vii) “Second Certificate of Merger” has the meaning given to it in clause 5.2(c) of Schedule 4.

(viii) “Second Effective Time” has the meaning given to it in clause 2.8.2.

(ix) “Second Merger” means a merger under the laws of Bermuda between the Surviving Corporation and AkzoNobel Sub 2.

(x) “Second Merger Application” has the meaning given to it in clause 5.2(b) of Schedule 4.

(xi) “Second Surviving Corporation” has the meaning given to it in clause 2.8.1.

(b) The definition of “AkzoNobel Sub” is hereby amended and restated in its entirety to read as follows:

“AkzoNobel Sub” means a direct wholly owned subsidiary of AkzoNobel Sub 2 to be organized as an exempted company limited by shares incorporated under the laws of Bermuda.

(c) The definition of “Contribution” is hereby amended and restated in its entirety to read as follows:

“Contribution” has the meaning given to it in clause 2.2.1(b);

(d) The definition of “Joinder Agreement” is hereby amended and restated in its entirety to read as follows:

“Joinder Agreement” has the meaning given to it in clause 2.1.1(d).

(e) The definition of “Surviving Corporation” is hereby amended and restated in its entirety to read as follows:

“Surviving Corporation” has the meaning given to it in clause 2.2.1.

3. Amendment to Schedule 4 of the Merger Agreement.

(a) The title of Schedule 4 of the Merger Agreement “Merger” is hereby amended and restated in its entirety to “Mergers”. Consequently, each reference to “Schedule 4 (Merger)” in the Merger Agreement is hereby amended and restated in its entirety to “Schedule 4 (Mergers)”.

(b) Clause 1.1 of Schedule 4 is hereby amended and restated in its entirety to read as follows:

“1 Implementation of the Merger

1.1 At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, AkzoNobel Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of AkzoNobel Sub shall cease and Axalta shall continue as the surviving company pursuant to the Companies Act, and its shares shall be held by AkzoNobel Sub 2 and AkzoNobel and, immediately prior to effecting the Second Merger, as a direct subsidiary of AkzoNobel Sub 2.”

(c) The following is hereby added as a new clause 5 and a new clause 6 to Schedule 4 of the Merger Agreement:

“5 Implementation of the Second Merger.

5.1 At the Second Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, the Surviving Corporation shall be merged with and into AkzoNobel Sub 2 under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of the Surviving Corporation shall cease and AkzoNobel Sub 2 shall continue as the surviving company pursuant to the Companies Act and shall be a direct wholly owned subsidiary of AkzoNobel.

5.2 Subject to the terms of this Agreement, the Parties shall:

(a) on or prior to the Completion Date, execute and deliver the Bermuda Statutory Merger Agreement with such changes as are necessary and required to effect the Second Merger (the “Second Bermuda Statutory Merger Agreement”);

(b) on or prior to the Completion Date, cause an application for registration of the Second Surviving Corporation (the “Second Merger Application”) to be executed and delivered to the Registrar as provided under and in accordance with Section 108 of the Companies Act and to be accompanied by the documents required by Sections 108(2) and 108(3) of the Companies Act; and

(c) cause to be included in the Second Merger Application a request that the Registrar issue the certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) on the Completion Date at the time of day mutually agreed upon by the Parties and set forth in the Second Merger Application.

5.3 The Second Merger shall become effective upon the issuance of the Second Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Second Certificate of Merger.

6 Effects of the Second Merger.

6.1 Transfer of assets and liabilities. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Bermuda Statutory Merger Agreement, the Second Certificate of Merger and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time (i) all the property, rights, privileges, powers and franchises of the Surviving Corporation and AkzoNobel Sub 2 shall vest in the Second Surviving Corporation, and (ii) all debts, liabilities and duties of the Surviving Corporation and AkzoNobel Sub 2 shall become the debts, liabilities and duties of the Second Surviving Corporation.

6.2 Governance of the Second Surviving Corporation.

6.2.1 The memorandum of association of AkzoNobel Sub 2, as in effect immediately prior to the Second Effective Time, shall by virtue of the Second Merger and without any further action be the memorandum of association of the Second Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such memorandum of association, except that the name of the Second Surviving Corporation as provided in such memorandum of association shall be the name of the Surviving Corporation. The bye-laws of AkzoNobel Sub 2, as in effect immediately prior to the Second Effective Time, shall by virtue of the Second Merger and without any further action be the bye-laws of the Second Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such bye-laws, except that the name of the Second Surviving Corporation as provided in such bye-laws shall be the name of the Surviving Corporation.

6.2.2 The directors of AkzoNobel Sub 2, as of immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the directors of the Second Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Second Surviving Corporation’s bye-laws. The officers of the Surviving Corporation at the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Second Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Second Surviving Corporation’s bye-laws.

6.3 Effect on Surviving Corporation Shares; Conversion of AkzoNobel Sub 2 shares.

6.3.1 At the Second Effective Time, each ordinary share of the Surviving Corporation outstanding and issued immediately prior to the Second Effective Time shall be cancelled and cease to exist, and no consideration shall be due or delivered in exchange therefor.

6.3.2 Each ordinary share of AkzoNobel Sub 2 in issue immediately prior to the Second Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Second Surviving Corporation.”

4. Amendment to Schedule 5 of the Merger Agreement. Limb (d) of Schedule 5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) to appoint, or reappoint as the case may be, the relevant Person(s) as members of the MergeCo Board as contemplated by subclauses (b) and (c) of clause 7.2.1, with effect as of the Amendment Time;”

5. Amendments to Schedule 9 of the Merger Agreement. Schedule 9 of the Merger Agreement is hereby amended to replace each instance of (i) “AkzoNobel Sub” with “each Merger Sub”, (ii) “Merger” with “Mergers”, (iii) “Contribution” with “Contributions”, (iv) “the Joinder Agreement” with “each Joinder Agreement”, and (v) “Merger Intended Tax Treatment” with “Intended Tax Treatment” and paragraph 20 of Schedule 9 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“20. Ownership and Operations of the Merger Subs

20.1 From and after AkzoNobel Sub 2’s organization, AkzoNobel owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub 2. AkzoNobel Sub 2 will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Mergers, and (x) will not conduct any business prior to the date of execution of a Joinder Agreement by AkzoNobel Sub 2 and (y) immediately prior to the execution of a Joinder Agreement by AkzoNobel Sub 2, and prior to the Second Effective Time, AkzoNobel Sub 2 will have no assets (other than shares in AkzoNobel Sub or, following the Effective Time, the Surviving Corporation), liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Mergers.

20.2 From and after AkzoNobel Sub’s organization, AkzoNobel Sub 2 owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub. AkzoNobel Sub will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Mergers, and (x) will not conduct any business prior to the date of execution of a Joinder Agreement by AkzoNobel Sub and (y) immediately prior to the execution of a Joinder Agreement by AkzoNobel Sub, and prior to the Effective Time, AkzoNobel Sub will have no assets, liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Mergers.

6. Amendment to Schedule 10 of the Merger Agreement. Schedule 10 of the Merger Agreement is hereby amended to replace each instance of “Merger Intended Tax Treatment” with “Intended Tax Treatment”.

7. Amendments to Schedule 11 of the Merger Agreement.

(a) The final bullet of the “Board: Initial composition” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“3 Non-Executive Directors (or temporary replacements of Non-Executive Directors pursuant to clause 7.2.5 of the Agreement) selected by AkzoNobel and Axalta jointly (each, a “Joint Director”)”

(b) The following is hereby added as a new bullet of the “Board: Initial terms” section of Schedule 11 of the Merger Agreement:

“For the avoidance of doubt, to the extent pursuant to clause 7.2.5 of the Agreement any person is designated by Axalta and AkzoNobel to be appointed as temporary replacements of non-executive directors of the MergeCo Board pursuant to the directors’ inability to act and vacancies (belet en ontstentenis) arrangements in the MergeCo Articles of Association and subsequently appointed by the General Meeting as Joint Director, each such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion”

(c) The final sub-bullet of the “Board replacements during initial 3 years” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“If any Joint Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director (or a temporary replacement of Non-Executive Directors, as applicable) for any reason, an Independent, Non-Executive Director to serve as such person’s successor will be nominated by the MergeCo Board with the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion”

(d) The first bullet of the “Board remuneration” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“General Meeting can adopt or amend remuneration policy with a majority of the votes cast”

(e) The final bullet of the “ExCo” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Except as required pursuant to the two preceding items, following determination of the initial composition of the ExCo, ExCo members (other than Executive Directors) are suspended, dismissed, replaced and appointed by (i) until the 2nd anniversary of Completion, the CEO, in consultation with the Board and subject to the prior approval of the Chair and (ii) after the 2nd anniversary of Completion, the CEO, in consultation with the Board”

8. Amendments to Schedule 13 of the Merger Agreement. Schedule 13 of the Merger Agreement is hereby amended to replace each instance of (i) “AkzoNobel Sub” with “[AkzoNobel Sub / AkzoNobel Sub 2] “ and (ii) “Merger” with “Mergers”, to replace the reference to “clause 2.1.1(c)” in paragraph 1.1 of Schedule 13 of the Merger Agreement with “clause 2.1.1(d)” and paragraph 3(d) of Schedule 13 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(d) “Ownership and purpose. [(for AkzoNobel Sub:) Immediately prior to the execution of this Joinder and prior to the Effective Time, (a) AkzoNobel Sub 2 owns, beneficially and of record, all of the issued and outstanding shares of AkzoNobel Sub, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.][(for AkzoNobel Sub 2:) Immediately prior to the execution of this Joinder and prior to the Second Effective Time, (a) AkzoNobel owns, beneficially and of record, all of the issued and outstanding shares of AkzoNobel Sub 2, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub 2 has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Second Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.]”

9. References. Each reference to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” set forth in the Merger Agreement shall, from and after the date of this Amendment, refer to the Merger Agreement, as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to November 18, 2025, and references to “the date hereof” and “the date of this Agreement” set forth in the Merger Agreement shall continue to refer to November 18, 2025.

10. Effect of Amendment. Except to the extent expressly modified by this Amendment, the provisions of the Merger Agreement remain unmodified and are hereby confirmed as being in full force and effect. Upon the execution and delivery of this Amendment, the Merger Agreement shall thereupon be deemed to be amended as set forth in this Amendment as fully and with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore validly and properly taken pursuant to and in accordance with the Merger Agreement.

11. Entire Agreement. The Merger Agreement (including the Disclosure Letter and the Schedules thereto), together with this Amendment and the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Mergers and any preceding oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. Any variation, supplement or amendment to this Amendment is valid only if it is in writing and signed by each Party. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein.

12. Clauses 20.1 (Assignment), 20.2 (Costs), 20.3 (No waiver), 20.4 (No recission), 20.5 (Further assurances), 20.6 (Invalidity), 20.7 (Third party rights), 20.9 (Notices), 20.10 (Counterparts) and 20.12 (Rules of Construction) of the Merger Agreement are incorporated by reference herein, mutatis mutandis.

13. Governing law and forum. This Amendment and any obligations arising out of or in connection with it shall be interpreted, construed and exclusively governed by and in accordance with the laws of the Netherlands without regard to the conflict of laws principles thereof; provided that matters relating to the Companies Act and the corporate affairs of each Merger Sub shall be interpreted, construed and governed by and in accordance with the laws of Bermuda without regard to the conflict of laws principles thereof as set out in clause 20.11.1(ii) of the Merger Agreement (as amended hereby). Any dispute, controversy or claim arising out of or in connection with this Amendment (including any question regarding its existence, validity or termination) shall be resolved in accordance with clause 20.11 (Governing law and forum) of the Merger Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

AKZO NOBEL N.V.

By:	/s/ Gregoire Poux-Guillaume
Name: Gregoire Poux-Guillaume
Title: Chief Executive Officer

By:	/s/ Maarten de Vries
Name: Maarten de Vries
Title: Chief Financial Officer

AXALTA COATING SYSTEMS LTD.

By:	/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer and President

[Signature Page to Amendment No. 1 to Merger Agreement]